FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on March 13, 2016.

Tel Aviv, March 13, 2016 , Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, that on March 10, 2016, Elron's Board of Directors resolved to make an application to the Court for a dividend distribution of US $15 million (constituting an amount of US$ 0.504307 per share) not out of its profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Companies Law, 1999 ("Companies Law") and the record date will be determined accordingly. Elron intends to file an application to the Honorable Court, accordingly. This decision of the Board of Directors was taken after the directors determined that considering Elron's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely, that there is no reasonable concern that such dividend distribution would prevent Elron from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of Elron and its shareholders.

It should be clarified that the abovementioned decision of the Board of Directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the Board of Directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that the as of the date of the publication of this report, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 14, 2016